FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number: 1-14646

Sinopec Beijing Yanhua Petrochemical Company Limited

(Translation of registrant’s name into English)

No.1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b):82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

Dated: April 15, 2005	By:	/s/ WANG YONGJIAN
	Name:	Wang Yongjian
	Title:	Chairman of the Board

Exhibit Index

a.	An announcement of Sinopec Beijing Yanhua Petrochemical Company Limited, published on newspapers on April 15, 2005.

Exhibit A

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 0325)

FULFILLMENT OF CONDITIONS

CHANGE TO THE EXPECTED TIMETABLE

AND

EXPECTED DATE OF WITHDRAWAL OF

THE BEIJING YANHUA LISTING

Financial Adviser to Beijing Yanhua

Bear Stearns Asia Limited

Independent Financial Adviser to the Independent Board Committee of Beijing Yanhua

Lehman Brothers Asia Limited

The Sinopec Corp. Directors and the Beijing Yanhua Directors jointly announced on 29th December 2004 that:

(a)	Sinopec Corp.’s wholly owned subsidiary, Beijing Feitian, entered into the Merger Agreement with Beijing Yanhua; and

(b)	the Beijing Yanhua Directors agreed to put forward to the Beijing Yanhua Shareholders the Proposal, which involved the cancellation of all the Beijing Yanhua Shares.

On 17th January 2005, a composite document relating to the Proposal (the “Circular”) was issued jointly by Beijing Yanhua and Sinopec Corp.

The Special General Meeting and the Special General Meeting of the Independent Beijing Yanhua Shareholders were duly held on 4th March 2005, during which all the resolutions proposed were duly passed.

The Beijing Yanhua Board is pleased to announce that all Conditions (except, that the 90-day creditors’ notice period has not yet expired and that filings for increasing the registered capital of Beijing Feitian and for de-registration of Beijing Yanhua with Beijing AIC have yet to be made) have been fulfilled, including the obtaining of all the PRC Approvals. Accordingly, Beijing Yanhua has applied to the Stock Exchange for the withdrawal of the Beijing Yanhua Listing. Such application has been made in accordance with Rule 6.15(2) of the Listing Rules as it is proposed that Beijing Yanhua be privatized by way of merger by absorption under Article 184 of the PRC Company Law which is taken as akin to a scheme of arrangement which is governed by the Takeovers Code and all the relevant requirements, including the shareholders’ approval requirements, under the Takeovers Code (to the extent applicable) have been complied with.

Despite that the 90-day creditors’ notice period has not yet expired, Beijing Feitian and Beijing Yanhua are considering to pay the Merger Consideration to the Qualifying Shareholders and withdrawing the Beijing Yanhua Listing by early May, 2005, which is earlier than the expected timetable as set out in the Circular. The Beijing Yanhua Directors believe that the proposed change to the expected timetable will be in the best interests of the Qualifying Shareholders. Beijing Feitian will make payment to the Qualifying Shareholders prior to expiry of the 90-day creditors’ notice period (which will only expire on 7th June 2005). After expiry of the 90-day creditors’ notice period and de-registration filings are processed, Beijing Yanhua will be formally de-registered and the Merger will become effective.

To facilitate the calculation and payment of the Merger Consideration, any Beijing Yanhua Shareholder who has voted against the Proposal at both Special General Meetings and who wishes to request Beijing Yanhua and/or Beijing Yanhua Shareholders who have voted for the Proposal to purchase its Beijing Yanhua Shares at a “fair price” in accordance with Article 172 of the Beijing Yanhua Articles is advised to make its request before Monday, 9th May 2005. Even if those Beijing Yanhua Shareholders do not make their request before Monday, 9th May 2005, their right to request for a fair price will not be extinguished under PRC laws.

Beijing Yanhua H Shareholders are reminded that the last day of dealings in the Beijing Yanhua H Shares on the Stock Exchange will be on Friday, 29th April 2005 and the last time for lodging transfers of the Beijing Yanhua H Shares in order to qualify for entitlements under the Proposal will be 4:00 p.m. on Monday, 9th May 2005.

Beijing Yanhua ADS Holders are reminded that the last day of dealings in the Beijing Yanhua ADSs on the NYSE will be on Thursday, 28th April 2005 (United States Eastern Standard Time). The Beijing Yanhua’s ADS Registers will be closed from 5:00 p.m. on Thursday, 28th April 2005 (United States Eastern Standard Time).

The listing of the Beijing Yanhua H Shares is expected to be withdrawn from the Stock Exchange with effect from 9:30 a.m. on Wednesday, 11th May 2005. The listing of the Beijing Yanhua ADSs is expected to be withdrawn from the NYSE upon the making of proper filing by the NYSE with the SEC not later than Tuesday, 10th May 2005 (United States Eastern Standard Time). Upon payment of the Merger Consideration to the Bank of New York, Beijing Yanhua intends to terminate the registration of the Beijing Yanhua ADSs with the SEC under the Exchange Act on account of the fact that the Beijing Yanhua ADSs will be owned by less than 300 holders in the United States of America.

This announcement is made further to:

(a)	the joint announcement dated 29th December 2004 and made by Beijing Yanhua and Sinopec Corp. in which it was stated that a proposal would be put forward to Beijing Yanhua Shareholders regarding the proposed privatization of Beijing Yanhua through Beijing Feitian by way of merger by absorption of Beijing Yanhua under Article 184 of the PRC Company Law at the cancellation price of HK$3.80 per Beijing Yanhua H Share; and

(b)	the announcement issued by Beijing Yanhua on 4th March 2005 in which it was stated that the Special General Meetings were duly held on the same date during which all the resolutions proposed were duly passed.

Capitalised terms used in this announcement shall have the same meanings as defined in the Circular unless the context herein requires otherwise.

FULFILLMENT OF CONDITIONS AND EARLY PAYMENT OF THE MERGER CONSIDERATION

The Sinopec Corp. Directors and the Beijing Yanhua Directors jointly announced on 29th December 2004 that:

(a)	Sinopec Corp.’s wholly owned subsidiary, Beijing Feitian, entered into the Merger Agreement with Beijing Yanhua; and

(b)	the Beijing Yanhua Directors agreed to put forward to the Beijing Yanhua Shareholders the Proposal, which involved the cancellation of all the Beijing Yanhua Shares.

On 17th January 2005, the Circular was issued jointly by Beijing Yanhua and Sinopec Corp.

The Special General Meeting and the Special General Meeting of the Independent Beijing Yanhua Shareholders were duly held on 4th March 2005, during which all the resolutions proposed were duly passed.

The Beijing Yanhua Board is pleased to announce that all Conditions (except, that the 90-day creditors’ notice period has not yet expired and that filings for increasing the registered capital of Beijing Feitian and for de-registration of Beijing Yanhua with Beijing AIC have yet to be made) have been fulfilled, including the obtaining of all the PRC Approvals. Accordingly, Beijing Yanhua has applied to the Stock Exchange for the withdrawal of the Beijing Yanhua Listing.

Beijing Feitian and Beijing Yanhua are considering to pay the Merger Consideration to the Beijing Yanhua H Shareholders other than the Dissenting Beijing Yanhua Shareholders (the “Qualifying Shareholders”) and withdrawing the Beijing Yanhua Listing by early May, 2005, which is earlier than the expected timetable as set out in the Circular. Beijing Feitian will make payment to the Qualifying Shareholders prior to expiry of the 90-day creditors’ notice period (which will only expire on 7th June 2005). After expiry of the 90-day creditors’ notice period and the de-registration filings are processed, Beijing Yanhua will be formally de-registered and the Merger will become effective.

CHANGE TO THE EXPECTED TIMETABLE

To implement the early payment of the Merger Consideration and the early withdrawal of the Beijing Yanhua Listing, the revised expected timetable (“Revised Expected Timetable”) for the Proposal is set out below:

Filing for de-registration of Beijing Yanhua with Beijing AIC	Monday, 25th April 2005

Last day for dealings in the Beijing Yanhua ADSs	Thursday, 28th April 2005^

Record Time/Closure of Beijing Yanhua’s ADS Registers	5:00 p.m. on Thursday,
28th April 2005^

Last day for dealings in the Beijing Yanhua H Shares	Friday, 29th April 2005

Suspension of dealings in the Beijing Yanhua ADSs	9:30 a.m. on Friday,
29th April 2005^

Suspension of dealings in the Beijing Yanhua H Shares	9:30 a.m. on Tuesday,
3rd May 2005

Latest time for lodging transfers of the Beijing Yanhua H Shares in order to qualify for the Cancellation Price	4:00 p.m. on Monday,
9th May 2005

Record Time/Closure of Beijing Yanhua’s Registers (until deregistration occurs)	4:00 p.m. on Tuesday,
10th May 2005

The NYSE to make proper filing with the SEC to withdraw the listing of Beijing Yanhua ADSs on the NYSE	not later than Tuesday,
10th May 2005^

Withdrawal of the Beijing Yanhua Listing becomes effective	9:30 a.m. on Wednesday,
11th May 2005

Press announcement of the withdrawal of the Beijing Yanhua Listing in South China Morning Post and Hong Kong Economic Times	Wednesday, 11th May 2005

Cheques for payment of the Cancellation Price to be despatched on or before	Tuesday, 17th May 2005

End of the period during which creditors may request Beijing Yanhua and Beijing Feitian to pay off their respective indebtedness	Tuesday, 7th June 2005
De-registration of Beijing Yanhua with Beijing AIC becomes effective	Tuesday, 7th June 2005

^	United States Eastern Standard Time

To facilitate payment of the Merger Consideration, Beijing Yanhua Shareholder who has voted against the Proposal at both Special General Meetings and who wishes to request Beijing Yanhua and/or Beijing Yanhua Shareholders who have voted for the Proposal to purchase its Beijing Yanhua Shares at a “fair price” in accordance with Article 172 of the Beijing Yanhua Articles is advised to make its request before Monday, 9th May 2005. Even if those Beijing Yanhua Shareholders do not make their request before Monday, 9th May, 2005, their right to request for a fair price will not be extinguished under PRC laws.

LAST DAY FOR DEALINGS IN THE BEIJING YANHUA H SHARES AND ADSs

Under the Revised Expected Timetable, the Beijing Yanhua H Shareholders are reminded that dealings in the Beijing Yanhua H Shares on the Stock Exchange will cease immediately after 4:00 p.m. on Friday, 29th April 2005, and the last time for lodging transfers of the Beijing Yanhua H Shares in order to qualify for entitlements under the Proposal will be 4:00 p.m. on Monday, 9th May 2005.

Beijing Yanhua H Shareholders should ensure that their Beijing Yanhua H Shares are lodged for registration in their names or in the names of their nominees with the Hong Kong branch share registrar of Beijing Yanhua, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road Central, Wanchai, Hong Kong not later than 4:00 p.m. on Monday, 9th May 2005 in order to qualify for their entitlements under the Proposal.

Under the Revised Expected Timetable, the Beijing Yanhua ADS Holders are reminded that the last day of dealings in the Beijing Yanhua ADSs on the NYSE will be on Thursday, 28th April 2005 (United States Eastern Standard Time).

The Beijing Yanhua’s ADS Registers will be closed from 5:00 p.m. on Thursday, 28th April 2005 (United States Eastern Standard Time), whereas the Beijing Yanhua’s Registers will be closed from 4:00 p.m., on Tuesday, 10th May 2005 until deregistration of Beijing Yanhua occurs. The record time for establishing entitlements under the Proposal will be 4:00 p.m. on 10th May 2005 for the Beijing Yanhua H Shares and 5:00 p.m. on Thursday, 28th April 2005 (United States Eastern Standard Time) for the Beijing Yanhua ADSs. Cheques for cash entitlements to the Merger Consideration are expected to be despatched on or before Tuesday, 17th May 2005 but in any event within 10 days from the date of withdrawal of the Beijing Yanhua Listing.

EXPECTED DATE OF WITHDRAWAL OF THE BEIJING YANHUA LISTING

Beijing Yanhua has applied to the Stock Exchange for the withdrawal of the Beijing Yanhua Listing. Such application has been made in accordance with Rule 6.15(2) of the Listing Rules as it is proposed that Beijing Yanhua be privatized by way of merger by absorption under Article 184 of the PRC Company Law which is taken as akin to a scheme of arrangement which is governed by the Takeovers Code and all the relevant requirements, including the shareholders’ approval requirements, under the Takeovers Code (to the extent applicable) have been complied with.

Under the Revised Expected Timetable, the listing of the Beijing Yanhua H Shares is expected to be withdrawn from the Stock Exchange with effect from 9:30 a.m. on Wednesday, 11th May 2005. The listing of the Beijing Yanhua ADSs is expected to be withdrawn from the NYSE upon the making of proper filing by the NYSE with the SEC not later than Tuesday, 10th May 2005 (United States Eastern Standard Time). Upon payment of the Merger Consideration to the Bank of New York, Beijing Yanhua intends to terminate the registration of the Beijing Yanhua ADSs with the SEC under the Exchange Act on account of the fact that the Beijing Yanhua ADSs will be owned by less than 300 holders in the United States of America.

On behalf of the board of
Sinopec Beijing Yanhua Petrochemical Company Limited Zhou Quansheng
Secretary to the Board of Directors

Beijing, PRC, 14 April 2005

Beijing Yanhua Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

As at the date hereof, the Beijing Yanhua Board comprises: Mr. Wang Yongjian, Mr. Yang Qingyu, Mr. Xu Hongxing as executive directors, Ms. Wang Yuying, Mr. Wang Ruihua, Mr. Cui Guoqi and Mr. Xiang Hanyin as non-executive directors, and Mr. Zhang Yanning, Mr. Liu Haiyan and Mr. Yang Xuefeng as independent non-executive directors.